EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

October 7, 2009

TSX Venture Exchange:    EMR

 OTC Bulletin Board:         EGMCF

 U.S. 20-F Registration:       000-51411

 Frankfurt Stock Exchange: EML

PROPOSED PIPE FINANCING TERMINATED

Emgold has elected not to proceed with the Interim and Equity Line Financing previously announced on July 23, 2009 and has terminated negotiations with Dunn Capital Corporation in this regard.  Alternative financing arrangements are being considered along with potential new property acquisitions, but no definitive agreements have yet been entered into.   The Company will continue to inform shareholders of its progress as developments occur.

On behalf of the Board of Directors,

David G. Watkinson, P.Eng.

President and Chief Operating Officer

For further information please contact:
Jeff Stuart, Manager, Investor Relations
Tel: (604) 687-4622  Fax: (604) 687-4212
Email: info@emgold.com

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TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this News Release.